HEAT BIOLOGICS, INC.

801 CAPITOLA DRIVE

DURHAM, NC  27713

November 22, 2017

VIA EDGAR

United States Securities

   and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:	Heat Biologics, Inc. Registration Statement on Form S-1 (File No. 333-220470) Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Heat Biologics, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-220470), together with all exhibits thereto, initially filed on September 15, 2017, as subsequently amended on October 10, 2017 and October 17, 2017 (collectively, the “Registration Statement”).

The Company is requesting to withdraw the Registration Statement because the rights offering contemplated by the Registration Statement has been terminated. The Company hereby confirms that the Registration Statement was declared effective by the Commission on October 19, 2017; however, no securities have been or will be sold pursuant to the Registration Statement.

The Company also requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or need additional information regarding the foregoing request for withdrawal, please do not hesitate to contact the Company’s counsel, Leslie Marlow of Gracin & Marlow, LLP at (516) 496-2223 or (212) 907-6457.

Sincerely, HEAT BIOLOGICS, INC.

/s/ Jeff Wolf
Jeff Wolf Chief Executive Officer